Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JULY 8, 2009

BAYTEX ANNOUNCES ASSET ACQUISITION IN SOUTHWEST SASKATCHEWAN

CALGARY, ALBERTA (July 8, 2009) – Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that it has entered into an agreement to acquire predominantly heavy oil assets located in the Kerrobert and Coleville areas of southwest Saskatchewan, plus certain natural gas assets located in the Ferrier area of west central Alberta effective May 1, 2009.  Total cash consideration, as of the effective date, is $93 million, before closing adjustments and costs. The acquisition, which is expected to close before the end of July 2009, is being funded by drawing on Baytex's revolving credit facility.

Acquisition Highlights

•	Expected production of approximately 3,000 boe/d for the remainder of 2009 (72% heavy oil and 28% natural gas).

•	Annual net operating income from these properties is estimated to be approximately $25 million based on the current commodity strip.

•
Total remaining recoverable reserves, as evaluated by Baytex effective April 30, 2009, are approximately 9.2 million boe on a proved basis (88% oil and 12% natural gas) and 10.2 million boe on a proved plus probable basis (88% oil and 12% natural gas).

•	63,300 net acres of undeveloped land.

•	Acquisition metrics:

Cost per producing boe/d	$31,000 per boe/d
Multiple of annual net operating income	3.7 times
Cost per proved boe	$10.11
Cost per proved plus probable boe	$9.12

•	The acquisition is estimated to be 6% accretive to cash flow per trust unit, 7% accretive to production per trust unit and 5% accretive to reserves per trust unit.

Baytex Energy Trust
Press Release
July 8, 2009

Effects of the Transaction

Upon completion of this transaction, Baytex's production will be approximately 43,000 boe/d.  We anticipate capital spending of approximately $10 million on the acquired assets during the second half of 2009.  We are in the process of evaluating our overall capital spending for the second half of 2009, and plan to issue updated guidance with the release of our second quarter results.

The acquisition provides significant future development potential in the greater Lloydminster area where we already possess significant leasehold and operating infrastructure.  The heavy oil assets contain numerous opportunities for cold infill drilling and steam-assisted gravity drainage (SAGD) optimization.  A pilot project using toe-to-heel air injection in horizontal wells is planned for the Kerrobert area in the second half of 2009.  In addition, the Kerrobert area offers the potential for light oil development in the Viking formation using horizontal wells with multi-stage hydraulic fractures.  The Ferrier leasehold provides recompletion and infill drilling opportunities for natural gas in the Belly River formation.

The acquisition maintains Baytex's heavy oil weighting in a strong heavy oil pricing environment. Current Lloyd blend differentials are approximately 15% of the West Texas Intermediate (WTI) oil price.

Pro forma the acquisition as of June 30, 2009, we expect to have approximately $295 million of drawings and working capital deficit, as compared to our authorized $515 million revolving credit facility.  The authorized revolving credit facility amount is before any upward adjustment for the value of the acquired properties.

Closing of the transaction is subject to regulatory approvals, the approval of the vendor's lending syndicate and to other conditions typical of transactions of this nature.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex's trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  the closing of the asset acquisition, production from the acquired assets for the remainder of 2009, annualized net operating income from the acquired assets, remaining recoverable reserves from the acquired assets, acquisition metrics, including cost per producing boe/d, multiple of annual net operating income and cost per proved and proved plus probable boe, the accretion of the asset acquisition to cash flow, production and reserves per trust unit, our total production following closing of the asset acquisition, capital spending on the acquired assets during the second half of 2009, the development potential of the acquired assets, the timing of the completion of toe-to-heel air injection pilot project at Kerrobert, Saskatchewan, the pro forma amount drawn on our credit facility and our working capital deficit following closing of the asset acquisition, the potential to increase in the authorized amount of our credit facility following closing of the asset acquisition and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance.  In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

Baytex Energy Trust
Press Release
July 8, 2009

These forward-looking statements are based on certain key assumptions regarding, among other things: receipt of all required regulatory approvals in a timely manner, receipt of the approval of the vendor's lending syndicate in a timely manner, oil and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; fluctuations in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; changes in income tax laws, royalty rates and incentive programs relating to the oil and gas industry and income trusts; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust Anthony Marino, President & Chief Executive Officer Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer Telephone: (403) 538-3639 Cheryl Arsenault, Investor Relations Representative Telephone: (403) 267-0761
Toll Free Number: 1-800-524-5521 Website: www.baytex.ab.ca